SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of March, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

AVIVA PLC ("Aviva")

2014 FINAL DIVIDEND ON AVIVA PLC ORDINARY SHARES AND

DIVIDEND ON 8 3/4% CUMULATIVE IRREDEEMABLE PREFERENCE SHARES

5 March 2015

Aviva announces that:

·
On 4 March 2015, the Directors agreed a recommendation to shareholders of a final dividend of 12.25 pence per share on Aviva ordinary shares. The final dividend for the year ending 31 December 2014 will be paid on 15 May 2015 to shareholders on the Register of Members at 6pm on the record date of 9 April 2015.  Holders of Aviva American Depository Receipts (ADRs) will be paid the dividend approximately five business days after the payment to ordinary shareholders.

The final dividend for the year ending 31 December 2014 falls outside the Dividend Procedure Timetable 2015 as a result of the proposed recommended all-share acquisition of Friends Life Group Limited (Friends Life) by Aviva, as announced by Aviva and Friends Life on 2 December 2014.

·
On 4 March 2015, the Directors declared a dividend of 4 3/8% per share NET on 8 3/4% Cumulative Irredeemable Preference Shares. The dividend for the six month period ending 30 June 2014 will be paid on 30 June 2015 to shareholders on the Register of Members on the record date of 5 June 2015.

Enquiries:

Liz Nicholls, Head of Shareholder Services                           +44 (0)20 7662 8358
Kirstine Cooper,
Group General Counsel and Company Secretary                 +44 (0)20 7662 6646

Aviva plc
St Helen's, 1 Undershaft
London EC3P 3DQ
Registered in England
Number 2468686

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 05 March, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary